UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Agora, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

00851L103**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 00851L103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares. No CUSIP number has been assigned to Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00851L103	Schedule 13G

1	Names of Reporting Persons Xiaojing Li
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,675,955 ordinary shares (1) (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,675,955 ordinary shares (1) (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,675,955 ordinary shares (1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount In Row 9 3.0% (See Item 4)
12	Type of Reporting Person IN

(1)

Includes 13,675,955 Class A ordinary shares (of which 550,000 Class A ordinary shares are represented by 137,500 ADSs) held by Easy Dynamic International Limited, a British Virgin Islands company where Ms. Xiaojing Li is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by Easy Dynamic International Limited in Agora, Inc. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share.

CUSIP No. 00851L103	Schedule 13G

1	Names of Reporting Persons Easy Dynamic International Limited
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,675,955 ordinary shares (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,675,955 ordinary shares (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,675,955 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount In Row 9 3.0% (See Item 4)
12	Type of Reporting Person CO

Item 1(a). Name of Issuer:

Agora, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Floor 8, Building 12, Phase III of ChuangZhiTianDi

333 Songhu Road, Yangpu District, Shanghai

People’s Republic of China

Item 2(a). Name of Person Filing:

Xiaojing Li

Easy Dynamic International Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

Xiaojing Li

Gate 1, Building 9, Houshan West Street

Jianxi District, Luoyang City, Henan Province

People’s Republic of China

Easy Dynamic International Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola, VG1110

British Virgin Islands

Item 2(c). Citizenship:

Ms. Xiaojing Li – People’s Republic of China

Easy Dynamic International Limited – British Virgin Islands

Item 2(d). Titles of Classes of Securities:

Class A ordinary shares, par value US$0.0001 per share (the “Class A ordinary shares”). Holders of Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share (the “Class B ordinary shares”) have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share.

Item 2(e). CUSIP Number:

00851L103

CUSIP number 00851L103has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “API.” Each ADS represents four Class A ordinary shares. No CUSIP number has been assigned to Class A ordinary shares of the issuer.

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4. Ownership

The following information with respect to the ownership of the Class A ordinary shares by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Xiaojing Li	13,675,955 ordinary shares(2)	3.0%	0	13,675,955 ordinary shares(2)	0	13,675,955 ordinary shares(2)
Easy Dynamic International Limited	13,675,955 ordinary shares(3)	3.0%	0	13,675,955 ordinary shares(3)	0	13,675,955 ordinary shares(3)

(1)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 463,482,562 ordinary shares as a single class, being the sum of 387,302,624 Class A ordinary shares and 76,179,938 Class B ordinary shares, outstanding as of December 31, 2021.

(2)

Includes 13,675,955 Class A ordinary shares (of which 550,000 Class A ordinary shares are represented by 137,500 ADSs) held by Easy Dynamic International Limited, a British Virgin Islands company where Ms. Xiaojing Li is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by Easy Dynamic International Limited in Agora, Inc.

(3)	Represents 13,675,955 Class A ordinary shares (of which 550,000 Class A ordinary shares are represented by 137,500 ADSs) held by Easy Dynamic International Limited.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2022

Xiaojing Li

By:	/s/ Xiaojing Li
	Name:	Xiaojing Li
Title:

Easy Dynamic International Limited

By:	/s/ Xiaojing Li
	Name:	Xiaojing Li
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement